SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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Filed by a Party other than the Registrant [  ]

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[  ]           Preliminary Proxy Statement
[   ]           Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[   ]           Definitive Proxy Statement
[   ]           Definitive Additional Materials
[ X ]	Soliciting Material Pursuant to Sec. 240.14a-11(c) or Sec. 240.14a-6

Federated Stock and Bond Fund
 (Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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[   ]           Fee paid previously with preliminary proxy materials.
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Filed Pur     Pursuant to Rule 425 under the Securities Act of 1933 and pursuant to Rule 14a-6 of the Securities Act of 1934

Federated Retirement Plan Services
April 28, 2009
In this Issue:                                                                Federated Target ETF Funds

At its February 2009 meeting, the Board of the Federated Target ETF Funds approved the tax-free reorganization of the three funds – 2015, 2025 and 2035 – into the Federated Stock and Bond Fund.  The three reorganizations each require a shareholder vote and the proxy statements have been sent to the shareholders of the Federated Target ETF Funds, including our retirement plans.  The reorganizations are scheduled for June 12, 2009 pending shareholder approval on June 10, 2009.

We first would like to encourage all of our financial intermediaries and/or plan sponsors that hold a current asset position in the Federated Target ETF Funds to read the proxy statements and please vote the proxy as requested.  If you would like to have additional information on the Federated Stock and Bond Fund, please be sure to read our attached fund reorganization Q&A document and visit our website at www.federatedinvestors.com.